Delisting Determination, The Nasdaq Stock Market, LLC, October 27, 2022, Evofem Biosciences, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Evofem Biosciences, Inc., effective at the opening of the trading session on November 7, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on February 22, 2022. The Company appealed the determination to a Hearings Panel
(Panel) on March 1, 2022.
On April 6, 2022, the Panel granted the Company request to remain listed subject to certain conditions. The Panel subsequently granted the Company extensions to demonstrate compliance with the Exchange continued listing requirements. On August 9, 2022, the Panel issued a delist decision based on the Company inability to demonstrate bid price compliance and notified the Company that trading in the Company securities would be suspended on August 11, 2022. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company common stock became final on September 23, 2022.